

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 15, 2009

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 N. Commerce Parkway, Suite 105
Weston, FL 33326

>   **Re: Casino Players, Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed August 28, 2009**
>   **File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated August 7, 2009 and have the following additional comments.

Who We Are, page 3

1. We note your response to prior comment 4 and reissue in part. Please provide details to support your plan to budget $350,000 in marketing or remove this disclosure.

Use of Proceeds, page 20

2. We note your response to prior comment 8. While you have removed reference to potential acquisitions from the Business Strategy section, the Use of Proceeds section continues to refer to the acquisition of a casino rep company. To the extent that you are planning to pursue strategic acquisitions, please add disclosure in the Business Strategy section to describe your intentions in detail and provide support for your financial ability to pursue such acquisitions. Alternatively, remove your reference to potential acquisitions from the Use of Proceed section.

Selling Stockholders Table, page 23

3. We note your response to prior comment 9 and refer to footnote (3) on page 23. Please further revise footnote (3) for sense. Specifically, the first sentence of the

footnote is not clear. For instance, we note that this registration statement covers more than 1,000,000 shares. Do you mean to say that the company issued 1,000,000 shares to iVest in exchange for preparing the registration statement and providing 12 months of legal service after effectiveness? If so, please explain why you cancelled 1,900,000 shares of iVest, rather than merely the 1,000,000 shares that they were paid to prepare the registration statement.

Organization Within Last Five Years, page 34

4. Please revise the fourth paragraph under this heading to clarify that losses from inception total $806,910 as of June 30, 2009.

Management's Discussion and Analysis
Total Stockholders' Deficit, page 38

5. Refer to the second sentence under this heading. It appears that the decrease from 2007 to 2008 was due to net losses of $34,849 in 2008 versus $193,074 in 2007. If true, please revise your disclosure accordingly.

Net Profit/Net Losses, page 38

6. An indication of "net profit" is only generally appropriate when there is a net profit in one of the periods under discussion. Please revise the caption of this section accordingly. Please similarly revise the identically caption section on page 39, which discloses the results as of June 30, 2009.

7. We note your disclosure of total losses from inception. As all other loss amounts in this section are presented within parenthesis to indicate the loss, please revise to present total losses from inception in parenthesis for consistency.

Changes In and Disagreements With Accountants, page 44

8. In the third paragraph of this disclosure, you state that you had used Scharfman to audit your 2008 financial statements and that you were required to retain a registered firm to re-audit that year. However, it appears from your accompanying disclosures that Scharfman originally audited your 2007 financial statements as well, and that O'Donnell re-audited them. If true, please revise your disclosures accordingly. Your current presentation is not consistent.

9. As a related matter, we note that the auditors' consent refers to your 2008 audit report. If you elect to make this reference, please also refer to 2007 for clarity.

Financial Statements
Independent Auditor's Report, page F-2

10. For clarity, please refer to the "statement of shareholders' equity" by its actual title. In this regard, it may be appropriate to re-label the statement as a "statement of shareholders' deficit." The reference to "members" is confusing. Please revise and advise, as appropriate.

11. Your attention is directed to PCAOB Auditing Standard No. 1 and to paragraph 5 thereunder. Upon adoption of this standard, a reference to "generally accepted auditing standards" in auditors' reports is no longer necessary or appropriate. Instead, reference should be made to audits conducted in accordance with the standards of the "Public Company Accounting Oversight Board (United States)," if true. Please revise or advise, as appropriate.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

12. It appears that the changes you indicated in your written response to comment 15 in our previous comment letter, and also to comment 24 in staff letter dated July 14, 2009, do not fully appear in the document. As such, we again reissue these comments in full, in reference to both the page indicated above and the similar disclosure on F-13.

Note 7. Restatement of December 31, 2008 Consolidated Financial Statements, page F-9

13. If your financial statements are consolidated, they should be labeled as such in their titles. Please revise or advise, as appropriate.

14. Refer to the final paragraph on page F-9. It appears to us that you restated the fiscal 2007 financial statements rather than those for fiscal 2008. Please revise or advise. In addition, paragraph 26a of SFAS 154 requires that you disclose the effect of the correction on each financial statement line item and any per share amounts affected for each prior period presented. Please revise your financial statements before and after the restatement and provide these disclosures as previously requested.

15. As stated in our comment 16 from the staff letter dated August 7, 2009, we would generally expect a restatement to be mentioned in the accountant's report. You have represented that the auditor's report would contain such disclosure. However, it does not. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3314 if you have any other questions.

Sincerely,

Daniel H. Morris
Attorney-Advisor

cc: Via Facsimile (732) 530-9008
        Virginia K. Sourlis, Esq.
        The Sourlis Law Firm